3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

September 27, 2017

Via EDGAR

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Christina DiAngelo Fettig, Senior Staff Accountant

Re:	Insight Select Income Fund
File No. 811-02201

Dear Ms. Fettig:

On behalf of Insight Select Income Fund (the “Fund”), this letter responds to the oral comments of the Commission staff (“Staff”) provided on August 28, 2017, with respect to the Fund’s Form N-CSR filing, including its audited annual report to shareholders, for the fiscal year ended March 31, 2017, in connection with the Staff’s review of periodic disclosures required by Section 408 of Sarbanes-Oxley Act of 2002.

We appreciate the opportunity to address the Staff’s comments. We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Fund’s response to the Staff’s comments.

*        *        *

1.	Confirm that the Fund’s independent registered public accounting firm (“Auditor”) has conducted the required examinations pursuant to Rule 17f-2 during each fiscal year for which such examinations were required and that the required reports were transmitted to the Commission promptly. The Staff view is that “promptly filed” means 30 days from the completion of the examination.

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Response: The Fund confirms that the required examinations were conducted during each period of the fiscal year for which such examinations were required; however, for certain examinations the transmission of Form 17f-2 to the Commission was not done promptly. The Fund has submitted the required Form 17f-2 filings with the SEC and is adopting procedures to ensure the timely preparation and prompt filing of future Forms 17f-2 with the Commission.

2.	For future filings, please conform the financial highlights table to Form N-CSR and remove “impact for capital share transactions” as a line item.

Response: Future filings will reflect the Staff’s comment.

*        *        *

We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at 215.981.4659 or in my absence, John M. Ford at (215) 981-4009.

Sincerely,

/s/ John P. Falco

John P. Falco

JPF

cc:	Thomas E. Stabile, Treasurer, Insight Select Income Fund